MAIL STOP 3561

December 19, 2006

Mr. Robert Hagemann
Senior Vice President and Chief Financial Officer
Quest Diagnostics, Inc.
1290 Wall Street West
Lyndhurst, NJ 07071

> **Re: Quest Diagnostics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed July 31, 2006**
> **File No. 1-12215**

Dear Mr. Hagemann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies